Exhibit 99.5

FORM OF
BROKER LETTER TO CLIENTS WHO ARE BENEFICIAL HOLDERS
REED’S, INC.

Subscription Rights to Purchase Units Offered Pursuant to Subscription Rights Distributed to Stockholders

, 2017

To our Clients:

This letter is being distributed to our clients who are holders of Reed’s, Inc. (the “Company”) common stock, $0.0001 par value per share (the “Common Stock”) as of 5:00 PM Eastern Time, on December 1, 2017 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Subscription Rights”) to subscribe for and purchase units (“Units”). Each Unit entitles the holder to one share of the Company’s Common Stock and one warrant representing the right to purchase ½ share of Common Stock. The Subscription Rights and Units are described in the prospectus dated , 2016 (a copy of which accompanies this notice) (the “Prospectus”).

Pursuant to the Rights Offering, the Company is issuing Subscription Rights to subscribe for up to $14,000,000 in Units on the terms and subject to the conditions described in the Prospectus. Each subscription right will entitle the holder to purchase one unit, which we refer to as the basic subscription right, at a subscription price per unit equal to $1.75 (“Subscription Price”). Each whole warrant entitles the holder to purchase one whole share of common stock at an exercise price of per share equal to $2.36 from the date of issuance through its expiration 3 years from the date of issuance. In the event that holders exercise Subscription Rights for in excess of $14 million (not including the Over-Subscription Privilege), the amount subscribed for by each person will be proportionally reduced, based on the amount subscribed for by each person (not including any Over-Subscription Privilege subscribed for).

The Subscription Rights may be exercised at any time during the subscription period, which commences on , 2017 and ends at 5:00 PM Eastern Time, on , 2017, unless extended by the Company in its sole discretion (as it may be extended, the “Expiration Date”).

As described in the Prospectus, holders will receive one Subscription Right for each share of Common Stock owned on the Record Date, evidenced by non-transferable Subscription Rights statements (the “Subscription Rights Certificates”). Each Subscription Right entitles the holder to purchase one Unit at the Subscription Price (the “Basic Subscription Right”). The Basic Subscription Right is subject to pro-ration based on the amount subscribed for by each person (not including any Over-Subscription Privilege subscribed for).

Holders who fully exercise their Basic Subscription Right will be entitled to subscribe for additional Units that remain unsubscribed as a result of any unexercised Basic Subscription Right (the “Over-Subscription Privilege”). If sufficient Units are available, all Over-Subscription Privilege requests will be honored in full. If Over-Subscription Privilege requests for Units exceed the remaining Units available, the remaining Units will be allocated pro-rata among holders who over-subscribe based on the number of shares of Common Stock owned on the Record Date by all holders exercising the Over-Subscription Privilege. If this pro rata allocation results in any holders receiving a greater number of Units than the holder subscribed for, then such holder will be allocated only the number of Units for which the holder oversubscribed, and the remaining Units will be allocated among all holders exercising the Over-Subscription Privilege on the same pro rata basis described above. The proration process will be repeated until all Units have been allocated.

The Company will not issue fractional shares. Fractional shares resulting from the exercise of the Basic Subscription Rights and the Over-Subscription Privileges will be eliminated by rounding down to the nearest whole Unit. Any excess subscription payment received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable following the expiration of the Offering.

Enclosed are copies of the following documents:

1.	Prospectus

2.	Subscription Rights Certificate

3.	Form of Beneficial Owner Election Form

4.	Instructions As to Use of Subscription Rights Certificates

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON STOCK HELD BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES OF SUBSCRIPTION RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.

Accordingly, we request instructions as to whether you wish us to elect to subscribe for any Units to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus and other materials. However, we urge you to read the Prospectus and other enclosed materials carefully before instructing us to exercise your Subscription Rights.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Subscription Rights on your behalf in accordance with the provisions of the Rights Offering. The Rights Offering will expire at 5:00 PM Eastern Time, on the Expiration Date. You are encouraged to forward your instructions to us before the Expiration Date to allow us ample time to act upon your instructions. A holder cannot revoke the exercise of a Subscription Right.

If you wish to have us, on your behalf, exercise the Subscription Rights for any Units to which you are entitled, please instruct us by timely completing, executing, and returning to us the Beneficial Owner Election Form enclosed with this notice.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO OKAPI PARTNERS LLC, OUR INFORMATION AGENT FOR THE RIGHTS OFFERING, AT OKAPI PARTNERS LLC AT (212) 297-0720 OR (888) 785-6617 (TOLL FREE) OR INFO@OKAPIPARTNERS.COM.